Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF  SECOND QUARTER 2026
WITH SIGNIFICANT IMPROVEMENTS WITH OPERATIONAL PROFIT PARAMETERS

YAVNE, Israel – August 4, 2026 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter Fiscal Year 2026

•	Sales were NIS 160.5 million (US$ 53.7 million) remaining at the same level as in the second quarter of 2025.
•	Gross profit increased by 21.5% year-over-year to NIS 53.5 million (US$ 18.0 million).
•	Operating profit increased by 22.7% year-over-year to NIS 25.3 million (US$ 8.5 million).
•	Net profit decreased by 33.9% year-over-year to NIS 21.1 million (US$ 7.1 million(.
•	Basic earnings per share of NIS 1.5 (US$ 0.5).
•	Cash and securities balance of NIS 257.6 million (US$ 86.5 million) as of June 30, 2026.

Management Comment

Zwi Williger Chairman and Joseph Williger CEO, commented: “We are pleased with the continued improvement in the Company's operating profitability, reflecting the successful execution of our strategy and our ongoing focus on a more profitable product portfolio. In addition, the appreciation of the NIS against both the U.S. Dollar and the Euro, the primary currencies in which the Company purchases its products, contributed positively to our cost structure and gross margins during the period.

Despite the delays experienced during the first and second quarters of 2026, we are pleased to report that construction of our new refrigerated logistics center is progressing steadily. Based on the current construction schedule, we expect the facility to become operational during the fourth quarter of 2026.

We believe the new logistics center will serve as a significant growth engine for the Company. Beyond improving our logistics capabilities and reducing operating costs, the facility is expected to enhance our operational flexibility and support our long-term growth strategy by enabling expansion into new product categories and creating additional business opportunities.

Looking ahead, we remain optimistic about the Company's future. Supported by our strong balance sheet, disciplined operating strategy and ongoing investments in infrastructure, we believe we are well positioned to continue generating sustainable growth and long-term value for our shareholders“.

Second Quarter Fiscal 2026 Summary

Sales for the second quarter of 2026 were NIS 160.5 million (US$53.7 million), remaining at the same level as in the second quarter of 2025, despite fewer working days in the current quarter compared to the corresponding quarter last year, primarily due to the timing of holidays.

Gross profit for the second quarter of 2026 increased by 21.5% to NIS 53.5 million (US$ 18.0 million), or 33.3% of revenues, compared to NIS 44.0 million (US$ 14.8 million), or 27.4% of revenues in the second quarter of 2025. The increase in gross profit and gross profit margin was primarily attributable to the improved purchase prices of the Company’s products, resulting in part from the strengthening of the NIS against the U.S. dollar and the Euro, and the Company’s focus on selling a more profitable product portfolio.

Selling expenses for the second quarter of 2026 increased by 18.5% to NIS 19.9 million (US$6.7 million), or 12.4% of revenues, compared to NIS 16.8 million (US$5.6 million), or 10.5% of revenues recorded in the second quarter of 2025. This increase was mainly due to higher transportation and maintenance expenses, increased advertising and promotion expenses, as well as higher salary expenses resulting from an increase in headcount aimed at enhancing the Company's logistics capabilities, including the preparation of the new logistics center.

General and administrative expenses for the second quarter of 2026 increased by 25.3% to NIS 8.3 million (US$2.8 million), or 5.2% of revenues, compared to NIS 6.6 million (US$2.0 million), or 4.1% of revenues recorded in the second quarter of 2025. The increase was primarily driven by higher payroll expenses, mainly attributable to share-based compensation (employee stock options) and an increase in administrative employees.

Operating profit for the second quarter of 2026 increased by 22.7% to NIS 25.3 million (US$8.5 million), or 15.8% of revenues, compared to NIS 20.6 million (US$6.9 million), or 12.9% of revenues, in the second quarter of 2025. The increase was primarily attributable to the increase in gross profit, partially offset by higher selling and general and administrative expenses.

Financial income, net for the second quarter of 2026 totaled NIS 2.0 million (US$ 0.7 million), compared to NIS 20.0 million (US$ 6.7 million) in the second quarter of 2025. The decrease was primarily attributable to significantly lower gains from marketable securities. During the second quarter of 2025, the Company recognized gains of NIS 18.2 million (US$ 6.1 million) from its portfolio of marketable securities, compared to a loss of NIS 0.1 million (US$ 0.03 million) in the second quarter of 2026.

Willi-Food’s income before taxes for the second quarter of 2026 was NIS 27.3 million (US$ 9.2 million), compared to NIS 40.6 million (US$ 13.6 million) in the second quarter of 2025.

Willi-Food’s net profit in the second quarter of 2026 was NIS 21.1 million (US$ 7.1 million), or NIS 1.5 (US$ 0.5) per share, compared to NIS 31.9 million (US$ 10.7 million), or NIS 2.3 (US$ 0.7) per share, in the second quarter of 2025.

Willi-Food ended the second quarter of 2026 with NIS 257.6 million (US$ 86.5 million) in cash and securities. Net cash from operating activities for the second quarter of 2026 was NIS 38.6 million (US$ 13.0 million). Willi-Food’s shareholders’ equity at the end of June 2026 was NIS 675.4 million (US$ 226.8 million).

First Half Fiscal 2026 Highlights

•	Sales increased by 4.0% to NIS 317.4 million (US$ 106.6 million), compared to NIS 305.3 million (US$ 102.5 million) in the first half of fiscal year 2025.
•	Gross profit increased by 15.5% year-over-year to NIS 102.5 million (US$ 34.4 million).
•	Operating profit increased by 11.7% year-over-year to NIS 45.4 million (US$ 15.2 million).
•	Net profit decreased by 20.0% year-over-year to NIS 41.1 million (US$ 13.8 million), or 12.9% of sales.
•	Basic earnings per share of NIS 3.0 (US$ 1.0).

First Half Fiscal 2026 Summary

Sales for the six-month period ending June 30, 2026, increased by 4.0% to NIS 317.4 million (US$ 106.6 million), compared to NIS 305.3 million (US$ 102.5 million) recorded in the first half of 2025. The increase in sales was attributed to improved product availability for customers and growing demand for the company's products.

Gross profit for the first half of 2026 increased by 15.5% to NIS 102.5 million (US$ 34.4 million), or 32.3% of revenues, compared to NIS 88.7 million (US$ 29.8 million), or 29.0% of revenues, in the first half of 2025. The increase in gross profit and gross profit margin was primarily attributable to the increase in sales, improved purchase prices of the Company’s products, resulting in part from the strengthening of the NIS against the U.S. dollar and the Euro, and the Company’s focus on selling a more profitable product portfolio.

Selling expenses for the first half of 2026 increased by 20.4% to NIS 40.8 million (US$ 13.7 million), or 12.9% of revenues, compared to NIS 33.9 million (US$ 11.4 million) in the first half of 2025.
This increase was mainly due to higher transportation and maintenance expenses, increased advertising and promotion expenses, as well as higher salary expenses resulting from an increase in headcount aimed at enhancing the Company's logistics capabilities, including the onboarding and preparation of personnel for the new logistics center.

General and administrative expenses for the first half of 2026 increased by 15.2% to NIS 16.3 million (US$5.5 million), or 5.1% of revenues, compared to NIS 14.2 million (US$4.8 million), or 4.6% of revenues, in the first half of 2025. The increase was primarily attributable to higher payroll expenses, mainly attributable to share-based compensation (employee stock options) and an increase in administrative personnel.

Operating profit for the first half of 2026 increased by 11.7% to NIS 45.4 million (US$15.2 million), or 14.3% of revenues, compared to NIS 40.6 million (US$13.6 million), or 13.3% of revenues, in the first half of 2025. The increase was primarily attributable to the increase in gross profit, partially offset by higher selling and general and administrative expenses.

Financial income, net, for the first half of 2026 totaled NIS 7.7 million (US$ 2.6 million), compared to NIS 25.2 million (US$ 8.4 million) in the first half of 2025. The decrease was primarily attributable to significantly lower gains from marketable securities. During the first half of 2025, the Company recognized gains of NIS 19.6 million (US$ 6.6 million) from its portfolio of marketable securities, compared to gains of NIS 2.8 million (US$ 0.9 million) in the first half of 2026.

Willi-Food’s income before taxes for the first half of 2026 was NIS 53.1 million (US$ 17.8 million), compared to NIS 65.8 million (US$ 22.1 million) in the first half of 2025.

Willi-Food’s net profit in the first half of 2026 was NIS 41.1 million (US$ 13.8 million), or NIS 3.0 (US$ 1.1) per share, compared to NIS 51.4 million (US$ 17.3 million), or NIS 3.7 (US$ 1.0) per share, recorded in the first half of 2025.

NOTE A: NIS to US$ Exchange Rate Used for Convenience Only
A convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2026, with U.S. $1.00 equal to NIS 2.978. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three and six month periods ended June 30, 2026, are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing, and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers, and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly-owned subsidiary that designs, develops, and distributes branded kosher dairy-food products.

FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the timing of commandment of operations of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the inability to improve commercial terms with customers and suppliers: delays in the commencement of operation of the Company’s new logistics center and the risk that its expected benefits will not be materialized, inability to sustain improvements and growth in the future; monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in political, economic and military conditions in Israel, particularly the recent war in Israel. Economic conditions in the Company's core markets, delays and price increases due to the attacks on global shipping routes in the Red Sea, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 24, 2026. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30,		December 31	June 30,		December 31
	2 0 2 6	2 0 2 5	2 0 2 5	2 0 2 6	2 0 2 5	2 0 2 5
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	138,024	94,334	124,158	46,347	31,677	41,692
Financial assets carried at fair value through profit or loss	145,085	119,556	124,591	48,719	40,146	41,837
Trade receivables	195,389	191,682	181,762	65,611	64,366	61,035
Other receivables and prepaid expenses	4,683	3,753	2,244	1,573	1,260	754
Inventories	92,643	116,493	94,074	31,109	39,118	31,589
Current tax assets	2,085	249	1,585	700	84	532
Total current assets	577,909	526,067	528,414	194,059	176,651	177,439

Non-current assets
Property, plant and equipment	218,357	188,216	201,692	73,324	63,202	67,727
Less - Accumulated depreciation	66,480	61,041	63,468	22,324	20,497	21,312
	151,877	127,175	138,224	51,000	42,705	46,415

Right of use asset	4,008	4,289	4,562	1,346	1,440	1,532
Financial assets carried at fair value through profit or loss	16,678	50,068	49,067	5,600	16,813	16,477
Goodwill	36	36	36	12	12	12
Total non-current assets	172,599	181,568	191,889	57,958	60,970	64,436

	750,508	707,635	720,303	252,017	237,621	241,875
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	2,160	1,848	2,191	725	621	736
Trade payables	32,894	31,448	23,291	11,045	10,561	7,821
Employees Benefits	5,565	4,745	4,861	1,869	1,593	1,632
Other payables and accrued expenses	19,099	19,272	17,438	6,413	6,471	5,856
Total current liabilities	59,718	57,313	47,781	20,052	19,246	16,045

Non-current liabilities
Lease liabilities	2,422	2,420	2,739	813	813	920
Deferred taxes	11,597	12,009	13,331	3,895	4,032	4,476
Retirement benefit obligation	1,361	1,102	1,361	457	370	457
Total non-current liabilities	15,380	15,531	17,431	5,165	5,215	5,853
Shareholders’ equity
Share capital	1,492	1,491	1,492	501	501	501
Additional paid in capital	175,845	173,486	174,700	59,048	58,256	58,664
Remeasurement of the net liability in respect of defined benefit	(257)	(256)	(256)	(86)	(86)	(86)
Capital fund	247	247	247	83	83	83
Retained earnings	498,711	460,451	479,536	167,465	154,617	161,026
Treasury shares	(628)	(628)	(628)	(211)	(211)	(211)
Equity attributable to owners of the Company	675,410	634,791	655,091	226,800	213,160	219,977

	750,508	707,635	720,303	252,017	237,621	241,875

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	317,423	305,320	160,532	160,477	106,589	102,525
Cost of sales	214,962	216,643	107,023	116,428	72,183	72,748

Gross profit	102,461	88,677	53,509	44,049	34,406	29,777

Operating costs and expenses:
Selling expenses	40,800	33,919	19,916	16,808	13,700	11,390
General and administrative expenses	16,329	14,171	8,286	6,613	5,483	4,759

Operating profit before other income	45,332	40,587	25,307	20,628	15,223	13,628

Other income	4	-	4	-	1	-

Operating profit	45,336	40,587	25,311	20,628	15,224	13,628

Financial income	8,798	26,604	2,930	21,478	3,014	8,934
Financial expense	(1,072)	(1,423)	(923)	(1,468)	(420)	(478)

Total financial income	7,726	25,181	2,007	20,010	2,594	8,456

Income before taxes on income	53,062	65,768	27,318	40,638	17,818	22,084
Taxes on income	(11,926)	(14,389)	(6,265)	(8,764)	(4,005)	(4,831)

Profit for the period	41,136	51,379	21,053	31,874	13,813	17,253

Earnings per share:
Basic earnings per share	3.0	3.7	1.5	2.3	1.0	1.2
Diluted earnings per share	3.0	3.6	1.5	2.2	1.0	1.2

Shares used in computation of basic EPS	13,906,412	13,883,685	13,906,412	13,883,685	13,906,412	13,883,685
Shares used in computation of diluted EPS	13,913,507	14,328,049	13,913,507	14,328,049	13,913,507	14,328,049
Actual number of shares	13,906,412	13,883,685	13,906,412	13,883,685	13,906,412	13,883,685

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	41,136	51,379	21,053	31,874	13,813	17,253
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(2,465)	(48,830)	(4,776)	(29,636)	(827)	(16,397)

Net cash from (used in) continuing operating activities	38,671	2,549	16,277	2,238	12,986	856

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(2,795)	(1,803)	(1,746)	(1,274)	(939)	(605)
Acquisition of property plant and equipment under construction	(13,976)	(18,196)	(4,291)	(7,427)	(4,693)	(6,110)
Proceeds from sale of property plant and Equipment	7	-	7	-	2
Proceeds from sale of marketable securities, net	15,164	20,760	9,092	15,620	5,092	6,971

Net cash from (used in) continuing investing activities	(1,600)	761	3,062	6,919	(538)	256

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,064)	(988)	(467)	(408)	(357)	(332)
Receipt of short-term loan from bank	4,121	-	-	-	1,384	-
Payment of short-term loan from bank	(4,121)	-	(4,121)	-	(1,384)	-
Dividend	(21,963)	(29,953)	(21,963)	(29,953)	(7,376)	(10,058)

Net cash used in continuing financing activities	(23,027)	(30,941)	(26,551)	(30,361)	(7,733)	(10,390)

Increase (decrease) in cash and cash equivalents	14,044	(27,631)	(7,212)	(21,204)	4,715	(9,278)

Cash and cash equivalents at the beginning of the financial period	124,158	122,938	145,483	116,870	41,692	41,282

Exchange gains (loss) on cash and cash equivalents	(178)	(973)	(247)	(1,332)	(60)	(327)

Cash and cash equivalents of the end of the financial year	138,024	94,334	138,024	94,334	46,347	31,677

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5
	NIS				US dollars (*)
	(in thousands)

Increase (decrease) in deferred income taxes	(1,734)	2,121	(267)	2,303	(582)	712
Unrealized losses (gain) on marketable securities	(3,269)	(19,353)	(136)	(17,792)	(1,098)	(6,499)
Depreciation and amortization	3,118	2,693 ( **)	1,557	1,363 ( **)	1,047	904 ( **)
Depreciation expense on right-to-use assets	1,268	1,080 ( **)	640	555 ( **)	426	363 ( **)
Capital gain on disposal of property plant and equipment	(7)	-	(7)	-	(2)	-
Stock based compensation reserve	1,144	424	556	(128)	384	142
Exchange losses on cash and cash equivalents	178	973	247	1,332	60	327

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(5,811)	(6,684)	(7,725)	(8,153)	(1,951)	(2,244)
Decrease (increase) in inventories	1,431	(18,259)	(330)	6,659	481	(6,131)
Decrease in trade and other payables, and other current liabilities	11,967	(2,284)	7,587	(8,450)	4,018	(767)
Cash generated from operations	8,285	(39,289)	2,122	(22,311)	2,783	(13,193)
Income tax paid	(10,750)	(9,541)	(6,898)	(7,325)	(3,610)	(3,204)
Net cash flows used in operating activities	(2,465)	(48,830)	(4,776)	(29,636)	(827)	(16,397)

(*)       Convenience Translation into U.S. Dollars.
(**)     Reclassified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.